UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 001-40255

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

William Penn Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

William Penn Bancorporation

10 Canal Street, Suite 104

Bristol, Pennsylvania 19007

SUMMARY ANNUAL REPORT

FOR WILLIAM PENN BANK 401(K) RETIREMENT SAVINGS PLAN

This is a summary of the annual report for the William Penn Bank 401(k) Retirement Savings Plan, EIN 23-0953930, Plan 002, for period January 1, 2020 through December 31, 2020. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $672,789. These expenses included $1,155 in administrative expenses and $671,634 in benefits paid to participants and beneficiaries. A total of 125 persons were participants in or beneficiaries of the plan at the end of the plan year.

The value of plan assets, after subtracting liabilities of the plan, was $8,088,371 as of December 31, 2020, compared to $5,091,967 as of January 1, 2020. During the plan year, the plan experienced an increase in its net assets of $2,996,404. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $3,669,193, including employer contributions of $478,127, employee contributions of $462,885, other contributions of $1,723,714 and earnings from investments of $1,004,467.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report.

•         Financial information

•         Assets held for investment

This plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution held or issued plan assets that qualified under the waiver:

•         Wm. Penn CD Account in the amount of $ 2,167,951

You have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions describing the qualifying plan assets and evidence of the required bond, if applicable. If you are unable to obtain or examine copies of the regulated financial institution statements or evidence of the fidelity bond, you may contact the regional office of the U.S. Department of Labor’s Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 1.866.444.EBSA (3272). A listing of EBSA regional offices can be found at https://www.dol.gov/agencies/ebsa. General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at https://www.dol.gov/agencies/ebsa under the heading “Frequently Asked Questions.”

To obtain a copy of the full annual report, or any part thereof, write or call the office of Greg Garcia, who is Plan Trustee, William Penn Bank, 10 Canal Street, Suite 104, Bristol , PA, 19007, 215-269-1200. The charge to cover copying costs will be $5.00 for the full annual report or $1.00 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, DC 20210.

Paperwork Reduction Act Statement

According to the Paperwork Reduction Act of 1995 (Pub. L. 104-13) (PRA), no persons are required to respond to a collection of information unless such collection displays a valid Office of Management and Budget (OMB) control number. The Department notes that a Federal agency cannot conduct or sponsor a collection of information unless it is approved by OMB under the PRA, and displays a currently valid OMB control number, and the public is not required to respond to a collection of information unless it displays a currently valid OMB control number. See 44 U.S.C. 3507. Also, notwithstanding any other provisions of law, no person shall be subject to penalty for failing to comply with a collection of information if the collection of information does not display a currently valid OMB control number. See 44 U.S.C. 3512.

The public reporting burden for this collection of information is estimated to average less than one minute per notice (approximately 3 hours and 11 minutes per plan). Interested parties are encouraged to send comments regarding the burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the U.S. Department of Labor, Office of the Chief Information Officer, Attention: Departmental Clearance Officer, 200 Constitution Avenue, N.W., Room N-1301, Washington, DC 20210 or email DOL_PRA_PUBLIC@dol.gov and reference the OMB Control Number 1210-0040.

OMB Control Number 1210-0040 (expires 06/30/2022)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 25, 2021	William Penn Bank 401(k) Retirement Savings Plan

/s/ Jonathan T. Logan
Jonathan T. Logan
Plan Administrator